EXHIBIT 99.10

LSV Asset Management
Financial Statements
As of December 31, 2019 and 2018 and for the years in the three-year period ended December 31, 2019

LSV Asset Management
Table of Contents
December 31, 2019

Independent Auditors’ Report
The Management Committee and Partners of
LSV Asset Management:
We have audited the accompanying financial statements of LSV Asset Management (the Partnership), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in partners’ capital, and cash flows for the years in the three-year period ended December 31, 2019, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LSV Asset Management as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years in the three-year period ended December 31, 2019 in accordance with U.S. generally accepted accounting principles.
Emphasis of Matter
As discussed in Note 2 to the financial statements, on January 1, 2019, the Partnership adopted new guidance related to leases. Our opinion is not modified with respect to this matter.
As discussed in Note 2 to the financial statements, on January 1, 2018, the Partnership adopted new guidance related to revenue recognition. Our opinion is not modified with respect to this matter.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 24, 2020

LSV Asset Management
Balance Sheets
December 31, 2019 and 2018

(in thousands of dollars)

	2019	2018
Assets
Current assets
Cash and cash equivalents	$22,499	$21,524
Management fee receivables, net of allowance for
doubtful accounts of $30 and $150	119,751	114,989
Prepaid expenses and other current assets	2,297	1,570
Total current assets	144,547	138,083
Fixed assets, net of accumulated depreciation and
amortization of $7,621 and $6,851	760	1,165
Operating Lease Right-of-Use Assets	4,288	—
Total assets	$149,595	$139,248
Liabilities and Partners' Capital
Accrued compensation	$31,186	$44,734
Accrued other	1,276	1,547
Total accrued liabilities	32,462	46,281
Current portion of long-term operating lease liabilities	656	—
Due to SEI Funds, Inc.	13,710	1,593
Total current liabilities	46,828	47,874
Long-term Operating Lease Liabilities	5,326	—
Partners' capital	97,441	91,374
Total liabilities and partners' capital	$149,595	$139,248

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Operations
Years Ended December 31, 2019, 2018 and 2017

(in thousands of dollars)

	2019	2018	2017
Revenue
Management fees	$491,700	$517,203	$491,872
Interest income	1,069	842	107
Total revenue	492,769	518,045	491,979
Expenses
Compensation, benefits and other personnel	83,894	86,978	77,384
Stock based compensation	(1,366)	1,189	4,746
Consulting and professional fees	3,720	3,124	2,671
Data processing and computer related	11,469	10,961	10,430
Facilities, supplies and other costs	3,749	4,037	3,810
Depreciation and amortization	770	909	797
Total expenses	102,236	107,198	99,838
Net income	$390,533	$410,847	$392,141

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Changes in Partners' Capital
Years Ended December 31, 2019, 2018 and 2017

(in thousands of dollars)

Partnership Capital
Balance, December 31, 2016	$88,496
Net income	392,141
Partnership distributions	(370,477)
Balance, December 31, 2017	110,160
Net income	410,847
Partnership distributions	(429,633)
Balance, December 31, 2018	91,374
Net income	390,533
Partnership distributions	(384,466)
Balance, December 31, 2019	$97,441

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Cash Flows
Years Ended December 31, 2019, 2018 and 2017

(in thousands of dollars)

	2019	2018	2017
Cash flows from operating activities
Net income	$390,533	$410,847	$392,141
Adjustments to reconcile net income to cash provided
by operating activities
Depreciation and amortization	770	909	797
(Decrease) increase in allowance for doubtful accounts	(120)	150	(6)
Change in assets and liabilities
Decrease (increase)
Management fee receivables	(4,642)	13,116	(23,601)
Operating leases	1,612	—	—
Prepaid expenses and other current assets	(727)	81	(290)
Increase (decrease)
Accrued compensation	(13,466)	2,522	6,108
Accrued other	(271)	(892)	831
Due to SEI Funds, Inc.	12,117	(242)	244
Net cash provided by operating activities	385,806	426,491	376,224
Cash flows from investing activities
Purchases of fixed assets	(365)	(667)	(277)
Net cash used in investing activities	(365)	(667)	(277)
Cash flows from financing activities
Partnership distributions	(384,466)	(429,633)	(370,477)
Net cash used in financing activities	(384,466)	(429,633)	(370,477)
Net increase (decrease) in cash and cash equivalents	975	(3,809)	5,470
Cash and cash equivalents
Beginning of year	21,524	25,333	19,863
End of year	$22,499	$21,524	$25,333

Non-cash operating activities
Operating lease right-of-use assets and net lease
liabilities recorded upon adoption of ASC 842	$4,119	$—	$—

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2019, 2018 and 2017

(in thousands of dollars)

1.	Background
LSV Asset Management (“LSV” or the “Partnership”), a Delaware general partnership, is a registered investment advisor that provides management services to institutions, including pension plans and investment companies. LSV uses the Quantitative Value Analysis Method and Software to market its investment advisory services. SEI Funds, Inc. (a wholly-owned subsidiary of SEI Investments Company (“SEI”)) owns approximately 39 percent of the Partnership and the remaining portion, approximately 61 percent is owned by LSV employees and former employees. The general Partnership Agreement has been amended from time to time to include new partners when they are admitted. The partnership interest of each existing partner is diluted on a pro rata basis when a new partner is admitted.
The business and affairs of LSV are managed under the direction of the Management Committee. The Management Committee consists of the remaining original partners and certain other partners of the Partnership. The voting interest by each partner on the Management Committee differs from their partnership ownership percentage.

2.	Summary of Significant Accounting Policies
Cash and Cash Equivalents
LSV considers investment instruments purchased with an original maturity of three months or less to be cash and cash equivalents. LSV has an investment in a money market mutual fund that is considered a cash equivalent. LSV did not recognize any gains or losses on the investment. The investment is considered a Level 1 asset.
Allowance for Doubtful Accounts
LSV provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. LSV's estimate is based on historical collection experience and a review of the current status of Management fee receivables.
Revenue Recognition and Related Receivables
Management fee receivables on the accompanying Balance Sheets represent receivables earned and billed, as well as earned but unbilled. Unbilled receivables represent services provided but not yet billed. Management fee receivables on the accompanying Balance Sheets consist of the following:

	2019	2018
Management fee receivables	$7,759	$4,684
Unbilled management fee receivables	112,022	110,455
	119,781	115,139
Less: Allowance for doubtful accounts	(30)	(150)
Total management fee receivables	$119,751	$114,989
On January 1, 2018, LSV adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (Accounting Standards Codification (ASC) 606 (ASC 606)). LSV adopted ASC 606 under the modified retrospective method. LSV reevaluated all of its revenue contracts and determined that the new guidance did not change the timing of when it recognizes revenue
The Partnership provides its services on a daily basis and the performance obligation for providing its services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by LSV. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly or quarterly and are recognized as revenue at that time as they

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2019, 2018 and 2017

relate specifically to the services provided in that period, which are distinct from the services provided in other periods.
As additional consideration for its services noted above, LSV receives fees that vary based on specified performance measures primarily when a fund or separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Partnership’s influence. Revenues are recognized evenly over the contract period once it is probable that a significant reversal will not occur. LSV believes that ratable recognition over the service period is the appropriate approach for recognizing revenue because the services are substantially the same each day and have the same pattern of transfer. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.
Allocations of Net Income or Net Loss
In accordance with the Partnership Agreement, all partnership net profits or losses are allocated among the partners in accordance with their respective ownership interests at the time the profits are realized. Such allocations are included in the “Partnership Capital” balance on the accompanying Statements of Changes in Partners' Capital.
Partnership Distributions
In accordance with the Partnership Agreement, Partners' distributions are based upon the net quarterly cash flows of the partnership. Such distributions represent reductions of partners' capital and are included in the Statements of Changes in Partners' Capital. Included in Partnership distributions are state taxes paid on certain partners' behalf and which represent a reduction in Partners' Capital.
Guarantees and Indemnifications
In the ordinary course of business, the Partnership from time to time enters into contracts containing indemnification obligations of the Partnership. These obligations may require the Partnership to make payments to another party upon the occurrence of certain events including the failure by the Partnership to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Partnership. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the accompanying Balance Sheets related to these indemnifications.

Fixed Assets
Fixed assets consist of the following at December 31:

			Estimated Useful Lives
	2019	2018
Equipment	$3,921	$3,585	3 to 5 years
Leasehold improvements	3,399	3,399	Lease Term
Furniture and fixtures	1,061	1,032	5 years
	8,381	8,016
Less: Accumulated depreciation and amortization	(7,621)	(6,851)
	$760	$1,165

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2019, 2018 and 2017

Fixed assets are recorded at historical cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.
Management's Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.
Concentration of Credit Risk
Financial instruments which potentially expose the Partnership to concentrations of credit risk consist primarily of Cash and cash equivalents and Management fee revenue and receivables. Cash and cash equivalents deposits can be maintained with institutions in excess of federally insured limits.
Concentrations of credit risk with respect to our receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10 percent of total revenue or Management fee receivables.
Fair Value of Financial Instruments
The Partnership's financial instruments consist primarily of cash and cash equivalents. The book value of Cash and cash equivalents, Management fee receivables and Accrued liabilities is considered to be representative of their fair value because of their short maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2019 and 2018.
The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Leases
LSV adopted the requirements of the ASU No. 2016-02 Leases (Topic 842) (ASC 842) using the modified retrospective method on January 1, 2019. As a result of the adoption of ASC 842, LSV recorded additional lease assets and net lease liabilities of $4,119 as of January 1, 2019. Upon implementation, LSV elected the package of practical expedients permitted under the transition guidance within the new standard which allowed LSV to carryforward the historical lease identification, classification and initial direct cost. ASC 842 did not materially impact LSV’s net income or cash flows.
LSV determines if an arrangement is a lease at the inception of the contract. LSV's operating leases are included in Operating lease right-of-use (ROU) assets, Current portion of long-term operating lease liabilities, and Long-term operating lease liabilities on the accompanying Consolidated Balance Sheet.
The operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Since LSV's leases do not provide an implicit interest rate, LSV utilizes an estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
LSV's leases are for corporate facilities and contain terms for renewal and extension of the lease agreement. The exercise of lease renewal options is generally at LSV's sole discretion. LSV includes the

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2019, 2018 and 2017

lease extensions when it is reasonably certain the Partnership will exercise the extension. LSV has elected to account for lease and non-lease components separately. Operating lease ROU assets include all contractual lease payments and initial direct costs incurred, less any lease incentives. Facility leases generally only contain lease expense and non-component items such as taxes and pass through charges. Only the lease components are included in the ROU assets and lease liabilities. Additionally, LSV has elected not to apply the recognition requirements of ASC 842 to leases which have a lease term of less than one year at the commencement date.
New Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and subsequent amendments ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (ASU 2019-04) in April 2019 and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses (ASU 2019-11) in November 2019. ASU 2016-13 requires that expected credit losses relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. ASU 2019-04 and ASU 2019-11 provide certain improvements to ASU 2016-13. ASU 2016-13, ASU 2019-04 and ASU 2019-11 become effective for the Partnership during the first quarter of 2020. LSV adopted the updated standards on January 1, 2020 and they will not have a material impact on the Partnership's financial statements and related disclosures.

3.	Leases
LSV has an operating lease for its facilities. LSV's expense related to leases was $624, $1,225, and $1,180 in 2019, 2018, and 2017, respectively and is included in Facilities, supplies and other costs on the accompanying Statements of Operations.
LSV's future minimum lease payments under noncancellable leases at December 31, 2019 are as follows:

Year	Future Minimum Lease Payment
2020	$881
2021	903
2022	926
2023	949
2024 and thereafter	3,252
Total future minimum lease payments	6,911
Less: Imputed interest	(929)
Total	$5,982

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2019, 2018 and 2017

The following table provides supplemental Balance Sheet information related to LSV's leases at December 31, 2019:

2019
Current portion of long-term operating lease liabilities	$656
Long-term operating lease liabilities	5,326
Total operating lease liabilities	$5,982

Weighted average remaining lease term	7.25 years

Weighted average discount rate	4.01%
The following table provides supplemental cash flow information related to LSV's leases:

Year ended December 31,	2019
Cash paid for amounts included in the measurement of lease liabilities	$751

Right of use assets obtained in exchange for lease obligations	582

4.	Income Taxes
No federal or state income taxes are provided for by LSV as each partner is liable for income taxes on their respective share of LSV's taxable income, if any.
LSV's tax return is subject to examination by federal and state taxing authorities. If such examinations result in changes to LSV's taxable income, the tax liability of each partner would change accordingly.

5.	Related Party Transactions

Under LSV's Partnership Agreement, SEI Funds, Inc. is responsible for performing various services to support LSV's advisory business. In connection with such services, SEI Funds, Inc. allocates certain of its costs including employee benefits and other general and administrative expenses to LSV. The total allocated costs were $2,273, $2,284, and $2,130 in 2019, 2018, and 2017, respectively. The amount payable to SEI Funds, Inc. is included in Due to SEI Funds, Inc. on the accompanying Balance Sheets. The Due to SEI Funds, Inc. balance is paid on a monthly basis, is non-interest bearing, and includes compensation, benefits and other general and administrative expenses.
LSV is a party to a number of portfolio investment advisory agreements with SEI Investments Management Corporation, SEI Investments Global, Limited, and SEI Investments Canada Company (all wholly-owned subsidiaries of SEI). Under these agreements, LSV receives an annual fee based on the assets under LSV's management in various SEI-sponsored funds. Total fees earned under these agreements were $21,653, $20,091 and $16,900 in 2019, 2018 and 2017, respectively. The Management fee receivables balance under these agreements on the accompanying Balance Sheets included $2,267 and $1,486 of such fees at December 31, 2019 and 2018, respectively.
Some LSV partners have investment interests in LSV funds. LSV receives an annual fee based on the assets under LSV’s management attributable to the Partners’ interest. Total fees earned from LSV partners for their investments in LSV funds were $2,458, $3,048, and $2,046 in 2019, 2018 and 2017, respectively.

LSV Asset Management
Notes to Financial Statements
Years Ended December 31, 2019, 2018 and 2017

Following completion of eligibility requirements, LSV employees are able to participate in the Capital Accumulation Plan (“CAP”), a SEI‑sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Participants are vested in employer contributions at the time the contributions are made. All contributions are discretionary and are made from available profits. The employer contribution expense is included in Compensation, benefits and other personnel on the accompanying Statements of Operations. Costs incurred by the Partnership related to the CAP were immaterial in 2019, 2018, and 2017.
Following completion of eligibility requirements, LSV employees are able to participate in a SEI-sponsored employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined. Costs incurred by the Partnership related to the employee stock purchase plan were immaterial in 2019, 2018, and 2017.

6.	Accrued stock-based compensation
In March 2009, certain partners (the Contributing Partners) of LSV authorized for designation a portion of their partnership interest for the purpose of providing an interest in LSV to a select group of key employees. The partnership granted portions of the authorized partnership interest to key employees from March 2009 through April 2013. The issuance in April 2013 reflected the remaining amount of the designated partnership interest of the Contributing Partners. At the time partnership interest is granted, rights to receive distributions equal to the full granted percentage transfers to the recipient of the grant. Partnership equity equal to the amount of interest granted is earned over a predetermined vesting period. All profits, losses, distributions and other rights and obligations relating to authorized but undesignated partnership interest remained with the Contributing Partners until such interest was granted. Each issuance must be authorized by unanimous vote of all Contributing Partners. The issuance of an interest in LSV to a key employee provides them an interest in the future profits of LSV. It does not provide them any rights in the management of the partnership or the ability to direct the operations or affairs of LSV. The granted partnership interest is treated as a liability as it is settled in cash and is calculated on projected net income. The granted partnership interest redemption liability amounted to $26,905 and $28,271 at December 31, 2019 and 2018, respectively and is included in Accrued compensation on the accompanying Balance Sheets. The associated expense is recorded as Stock based compensation on the accompanying Statement of Operations.
7.    Variable Interest Entities - Investment Products
LSV has created investment products for its clients in various types of legal entity structures that may be considered variable interest entities (VIEs). LSV serves as the Manager for these investment products and its clients are the equity investors. LSV does not have an equity investment in any of the VIEs and does not have an obligation to enter into any guarantee agreements with the VIEs. Some of the investment products are limited partnerships which have substantive kick-out rights. LSV is not the primary beneficiary as they lack any equity investment and their fees are paid outside of the fund. Therefore, LSV is not required to consolidate any investment products that are VIEs into its financial statements.
8.    Subsequent Events
The Partnership performed an evaluation of subsequent events through February 24, 2020, which is the date the financial statements were made available to be issued.